Exhibit 21.1

List of Subsidiaries

Subsidiaries of YCC Holdings LLC:

Yankee Finance, Inc. (Delaware)

Yankee Holding Corp. (Delaware)

The Yankee Candle Company, Inc. (Massachusetts)

Yankee Candle Restaurant Corp. (Delaware)

Creative Fragrance Concepts, LLC (Delaware)

Yankee Candle Brand Management, Inc. (Delaware)

Yankee Candle Admin, LLC (Virginia)

Yankee Candle Company (Europe) Limited (England)

Yankee Candle Deutschland GmbH (Germany)

Subsidiaries of Yankee Finance, Inc.:

None